Exhibit 99.78

Source: PyroGenesis Canada Inc.
January 11, 2021 17:19 ET

AMENDED PRESS RELEASE: PyroGenesis’ CEO to Present at the Sidoti Winter 2021 Virtual Conference on January 13

MONTREAL, Jan. 11, 2021 (GLOBE NEWSWIRE) -- PyroGenesis Canada Inc. (http://www.pyrogenesis.com) (TSX: PYR) (OTCQB: PYRNF) (FRA: 8PY), a high-tech company, (the "Company", the “Corporation” or "PyroGenesis") that designs, develops, manufactures and commercializes plasma atomized metal powder, plasma waste-to-energy systems and plasma torch products, announces that, further to its press release disseminated earlier today, the Company has been advised by Sidoti & Company LLC’s marketing team that Mr. P. Peter Pascali, CEO and Chair of PyroGenesis, is scheduled to present at the Sidoti Winter 2021 Virtual Conference on Wednesday, January 13th, 2021 at 2:30 PM Eastern Time instead of on Thursday, January 14th, 2021.

To access the live presentation, please use the following information:

Sidoti Winter 2021 Virtual Conference

Date: Wednesday, January 13th, 2021

Time: 2:30 PM Eastern Time (11:30 AM Pacific Time)

Webcast: https://sidoti.zoom.us/webinar/register/WN_qCf2QWYEQwC79n6-di9USg

If you would like to book 1x1 investor meetings with Mr. Pascali, and/or to watch the Company's presentation, please make sure you are registered for the virtual event here: https://www.meetmax.com/sched/event_68483/investor_reg_new.html? attendee_role_id=SIDOTI_INVESTOR.

1x1 meetings will be scheduled on January 13th and 14th and conducted via a private, secure, video conference through the conference event platform provided.

For investors unable to attend the live presentation, all company presentations/webcasts will be available for a period of 90 days after the event on the conference event platform.

About Sidoti & Company LLC

For over two decades, Sidoti has been a premier provider of independent securities research focused specifically on small- and micro-cap companies and the institutions that invest their securities, with most of their coverage in the $50 million - $3 billion market cap range. Their approach affords companies and institutional clients a combination of high-quality research, a small- and micro-cap focused nationwide sales effort, broad access to corporate management teams, and extensive trading support. They serve 500+ institutional clients in the U.S., Canada and the U.K., including many leading managers of portfolios with $200 million to $2 billion of AUM. Sidoti promotes meaningful interaction between issuers and investors in the small- and micro-cap space through their conferences www.sidoticonference.com and the hundreds of non-deal roadshows they host each year.

About PyroGenesis Canada Inc.

PyroGenesis Canada Inc., a high-tech company, is a leader in the design, development, manufacture and commercialization of advanced plasma processes and products. The Company provides its engineering and manufacturing expertise and its turnkey process equipment packages to customers in the defense, metallurgical, mining, advanced materials (including 3D printing), and environmental industries. With a team of experienced engineers, scientists and technicians working out of its Montreal office and its 3,800 m2 manufacturing facility, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization. The Company’s core competencies allow PyroGenesis to provide innovative plasma torches, plasma waste processes, high-temperature metallurgical processes, and engineering services to the global marketplace. PyroGenesis’ operations are ISO 9001:2015 and AS9100D certified. For more information, please visit www.pyrogenesis.com.

This press release contains certain forward-looking statements, including, without limitation, statements containing the words "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "in the process" and other similar expressions which constitute "forward- looking information" within the meaning of applicable securities laws. Forward-looking statements reflect the Corporation's current expectation and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties including, but not limited to, our expectations regarding the acceptance of our products by the market, our strategy to develop new products and enhance the capabilities of existing products, our strategy with respect to research and development, the impact of competitive products and pricing, new product development, and uncertainties related to the regulatory approval process. Such statements reflect the current views of the Corporation with respect to future events and are subject to certain risks and uncertainties and other risks detailed from time-to-time in the Corporation's ongoing filings with the securities regulatory authorities, which filings can be found at www.sedar.com, or at www.otcmarkets.com. Actual results, events, and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements. The Corporation undertakes no obligation to publicly update or revise any forward- looking statements either as a result of new information, future events or otherwise, except as required by applicable securities laws. Neither the Toronto Stock Exchange, its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) nor the OTCQB accepts responsibility for the adequacy or accuracy of this press release.

SOURCE PyroGenesis Canada Inc.

For further information please contact:

Rodayna Kafal, Vice President, IR/Comms. and Strategic BD
Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com

RELATED LINK: http://www.pyrogenesis.com/